UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Evofem Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

Peter S. Garcia

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, NV 89451

(775) 832-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30048L104	13D

1.	Name of Reporting Person: PDL BioPharma, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 6,666,667
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,666,667
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,666,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 19.1%
14.	Type of Reporting Person: CO

CUSIP No. 30048L104	13D

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Item 2.	Identity and Background

The person filing this statement is PDL BioPharma, Inc., a Delaware corporation (the “Reporting Person”). The business address of the Reporting Person is 932 Southwood Boulevard, Incline Village, Nevada 89451.

The Reporting Person is primarily engaged in the business of acquiring commercial stage pharmaceutical assets with multiple year revenue growth potential as well as late clinical stage pharmaceutical products.

Neither the Reporting Person, nor any director, executive officer or controlling person of the Reporting Person (collectively, the “Related Persons”) has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 10, 2019, the Issuer entered into a Securities Purchase Agreement with the Reporting Person and certain other purchasers (the “Securities Purchase Agreement”), pursuant to which, on April 11, 2019, the Reporting Person purchased 6,666,667 shares of Common Stock, at a price of $4.50 per share, and received warrants to purchase 1,666,667 shares of Common Stock. The warrants have an exercise price of $6.38 per share, a seven year term and will become exercisable at any time on or after the date that is six (6) months following the issuance date. The warrants contain limitations on exercise prohibiting the Reporting Person from exercising any portion of the warrants, prior to stockholder approval, to the extent that such Reporting Person would beneficially own more than 19.99% of the Issuer’s outstanding Common Stock immediately after exercise.

The source of funds used to purchase the securities above by the Reporting Person was working capital and the aggregate purchase price was $30,000,001.50.

CUSIP No. 30048L104	13D

Item 4.	Purpose of Transaction

Pursuant to the Securities Purchase Agreement, until June 10, 2019, the Reporting Person and certain other purchasers have the right, but not the obligation, to purchase 11,111,111 additional shares of Common Stock and to receive warrants to purchase up to an additional 2,777,779 shares of Common Stock issued in connection therewith, for an aggregate purchase price of $50 million in a second closing. In particular, the Reporting Person has the right, but not the obligation, to purchase 6,666,667 additional shares of Common Stock and to receive warrants to purchase 1,666,667 shares of Common Stock. The purchase price per share and warrant exercise price per share for securities sold in this second closing will be the same as those already sold under the Securities Purchase Agreement. If any purchaser elects not to participate in the second closing, the other purchasers will have a right to purchase the non-participating purchaser’s portion as further described in the Securities Purchase Agreement. The second closing is subject to customary conditions and to stockholder approval.

In connection with the Securities Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Person and certain other purchasers, pursuant to which the Issuer agreed, among other things, to file a registration statement with the Securities and Exchange Commission within 30 days following each closing registering for resale the shares of the Issuer’s Common Stock issued, and the shares of the Issuer’s Common Stock issuable upon exercise of the applicable warrants, in the applicable closing. The Registration Rights Agreement contains customary terms and conditions, and includes liquidated damages penalties in the event that the Issuer fails to satisfy or maintain the specified filing and effectiveness time periods in the Registration Rights Agreement.

In addition, in connection with the Securities Purchase Agreement, the Issuer, Reporting Person and certain other purchasers entered into a Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to which certain other purchasers have agreed, among other things, to vote all shares of Common Stock of the Issuer beneficially held by such purchasers in favor of the issuances in the second closing and transactions contemplated by the Securities Purchase Agreement.

As set forth in the Securities Purchase Agreement, contingent upon completion of the second closing and the full exercise by the Reporting Person of its right to purchase securities in the second closing, the Reporting Person will be granted the right to designate a member of the Issuer’s board of directors for so long as the Reporting Person continues to hold at least 12.5% of the Issuer’s issued and outstanding stock. Upon such full exercise of the Reporting Person’s right to participate in the second closing, the number of authorized seats of the Issuer’s board of directors will be increased from seven authorized seats to eight authorized seats and Dominique Monnet, President and CEO of the Reporting Person, is expected to be appointed as a Class I member of the Issuer’s board of directors. In addition, the Reporting Person will be granted observer rights, for so long as the Reporting Person continues to hold at least 12.5% of the Issuer’s issued and outstanding stock.

The foregoing description of the terms of the Securities Purchase Agreement, Registration Rights Agreement, Voting and Support Agreement and warrants are subject to, and qualified in their entirety by reference to the full text of the Securities Purchase Agreement, Registration Rights Agreement, Voting and Support Agreement and forms of warrants, copies of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and it intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 30048L104	13D

The Reporting Person may acquire additional securities of the Issuer, including, without limitation, those described in the Securities Purchase Agreement, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Further, the Reporting Person may engage in the transfer of shares to various entities controlled by them for corporate planning purposes. In addition, the Reporting Person, including its designee to the Issuer’s board of directors, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties regarding potential corporate transactions, such as: mergers, take private transactions, or reorganizations or other transactions that could result in the de-listing or de-registration of the Common Stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction would be successfully implemented.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person is the record holder of, and has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 6,666,667 shares of Common Stock, which represents 19.1% of the Issuer’s Common Stock outstanding, based on 34,823,234 shares of Common Stock outstanding following the issuance of the shares of Common Stock described in Item 3 herein.

(b)    The Reporting Person is a publicly traded company with common stock listed on the Nasdaq stock market. The Reporting Person is the direct beneficial owner of 6,666,667 shares of Common Stock, with respect to which it has sole voting and dispositive power.

(c)    Except as described in Item 3 and Item 4, neither the Reporting Person nor any Related Persons has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d)    None.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3 and 4, which disclosure is incorporated into this Item 6 by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated April 10, 2019, between Evofem Biosciences, Inc., PDL BioPharma, Inc., funds discretionally managed by Invesco Asset Management Ltd and funds managed by Woodford Investment Management Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Evofem Biosciences, Inc. filed with the Securities and Exchange Commission on April 11, 2019).

Exhibit 2	Registration Rights Agreement, dated April 10, 2019, between Evofem Biosciences, Inc., PDL BioPharma, Inc., funds discretionally managed by Invesco Asset Management Ltd and funds managed by Woodford Investment Management Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Evofem Biosciences, Inc. filed with the Securities and Exchange Commission on April 11, 2019).

Exhibit 3	Voting and Support Agreement, dated April 10, 2019, between Evofem Biosciences, Inc., PDL BioPharma, Inc., funds discretionally managed by Invesco Asset Management Ltd and funds managed by Woodford Investment Management Limited (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K of Evofem Biosciences, Inc. filed with the Securities and Exchange Commission on April 11, 2019).

Exhibit 4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Evofem Biosciences, Inc. filed with the Securities and Exchange Commission on April 11, 2019).

CUSIP No. 30048L104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019	PDL BioPharma, Inc.

/s/ Peter S. Garcia
	By:	Peter S. Garcia
	Title:	Chief Financial Officer